Exhibit 99.2

News Release

December 4, 2025

TELUS Announces Cash Tender Offers for Seven Series of Debt Securities

VANCOUVER, B.C., TELUS Corporation (“TELUS” or the “Company”) today announced the commencement of separate offers (the “Offers”) to purchase for cash up to C$500,000,000 (the “Maximum Purchase Amount”) in aggregate purchase price, excluding accrued and unpaid interest, of its outstanding notes of the seven series listed in the table below (collectively, the “Notes”), which Maximum Purchase Amount may be increased, decreased or waived by the Company in its sole discretion. Each Offer is subject to the satisfaction or waiver of certain conditions, including the Financing Condition (as defined below).

The Offers

The Offers are made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 4, 2025, relating to the Notes (the “Offer to Purchase”). Capitalized terms used but not deﬁned in this news release have the meanings given to them in the Offer to Purchase.

The amount of Notes purchased in the Offers and the allocation of such amount between the seven series listed below will be determined by the Company, in its sole discretion. The Offers may be subject to proration as described in the Offer to Purchase. In addition, we reserve the right to accept significantly more or significantly less (or none) of any series of Notes as compared to the other series of Notes.

Title of Notes(1)	Principal Amount Outstanding	CUSIP / ISIN Nos.(1)	Par Call Date(2)	Reference Security(3)	Bloomberg Reference Page(3)	Fixed Spread (Basis Points)(3)
3.95% Notes, Series CAB due February, 2050	C$105,257,000	87971MBP7 / CA87971MBP73	August 16, 2049	CAN 2¾ 12/01/55	FIT CAN0-50	+145
4.10% Notes, Series CAE due April, 2051	C$78,105,000	87971MBT9 / CA87971MBT95	October 5, 2050	CAN 2¾ 12/01/55	FIT CAN0-50	+145
4.40% Notes, Series CU due January, 2046	C$233,187,000	87971MBB8 / CA87971MBB87	July 29, 2045	CAN 2¾ 12/01/55	FIT CAN0-50	+135
4.40% Notes, Series CL due April, 2043	C$600,000,000	87971MAS2 / CA87971MAS22	October 1, 2042	CAN 2¾ 12/01/55	FIT CAN0-50	+125
4.70% Notes, Series CW due March, 2048	C$475,000,000	87971MBE2 / CA87971MBE27	September 6, 2047	CAN 2¾ 12/01/55	FIT CAN0-50	+130
2.85% Notes, Series CAF due November, 2031	C$750,000,000	87971MBV4 / CA87971MBV42	August 13, 2031	CAN 1½ 06/01/31	FIT CAN0-50	+60
4.75% Notes, Series CR due January, 2045	C$400,000,000	87971MAY9 / CA87971MAY99	July 17, 2044	CAN 2¾ 12/01/55	FIT CAN0-50	+130

(1)	No representation is made by the Company as to the correctness or accuracy of the CUSIP numbers or ISINs listed in this news release or printed on the Notes. They are provided solely for convenience.

(2)	For each series of Notes, the calculation of the applicable Total Consideration (as defined below) may be performed to either the maturity date or such par call date, in accordance with standard market convention.

(3)	The total consideration for each series of Notes (such consideration, the “Total Consideration”) payable per each C$1,000 principal amount of such series of Notes validly tendered for purchase will be based on the applicable Fixed Spread specified in the table above for such series of Notes, plus the applicable yield based on the bid-side price of the applicable Canadian reference security as specified in the table above, as quoted on the applicable Bloomberg Reference Page as of 11:00 a.m. (Eastern time) on December 12, 2025, unless extended by the Company with respect to the applicable Offer (such date and time with respect to an Offer, as the same may be extended by the Company with respect to such Offer, the “Price Determination Date”). The Total Consideration does not include the applicable Accrued Coupon Payment (as defined below), which will be payable in cash in addition to the applicable Total Consideration.

Terms of the Offers

The Offers will expire at 5:00 p.m. (Eastern time) on December 11, 2025, unless extended or earlier terminated by the Company (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Expiration Date”). Notes may be validly withdrawn at any time at or prior to 5:00 p.m. (Eastern time) on December 11, 2025 (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Withdrawal Date”), unless extended by the Company with respect to any Offer.

Provided that the Financing Condition has been satisfied or waived by the Settlement Date (as defined below) and all other conditions to the Offers have been satisfied or waived by the Company by the Expiration Date, settlement for all Notes validly tendered and not validly withdrawn prior to the Expiration Date and accepted for purchase will be three business days after the Expiration Date, which is expected to be December 16, 2025, unless extended by the Company with respect to any Offer (the “Settlement Date”).

Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders whose Notes are accepted for purchase in the Offers will receive the applicable Total Consideration for each C$1,000 principal amount of such Notes in cash on the Settlement Date. Promptly after 11:00 a.m. (Eastern time) on December 12, 2025, the Price Determination Date, unless extended by the Company with respect to any Offer, the Company will issue a press release specifying, among other things, the Total Consideration for each series of Notes validly tendered and accepted for purchase or that the Company intends to accept for purchase subject to the satisfaction or waiver of the Financing Condition by the Settlement Date.

In addition to the applicable Total Consideration, Holders whose Notes are accepted for purchase by the Company will receive a cash payment equal to the accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Settlement Date (the “Accrued Coupon Payment”). Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by CDS Clearing and Depository Services Inc. (“CDS”) or its participants.

Any Notes validly tendered pursuant to the Offers but not accepted for purchase by the Company will be returned promptly to the tendering Holders thereof.

The Company may increase or waive the Maximum Purchase Amount with or without extending the Withdrawal Date. If Holders tender more Notes in the Offers than they expect to be accepted for purchase based on the Maximum Purchase Amount and the Company subsequently accepts more than such Holders expected of such Notes tendered as a result of an increase of the Maximum Purchase Amount, such Holders may not be able to withdraw any of their previously tendered Notes.

The Offers are subject to the satisfaction or waiver of certain conditions as described in the Offer to Purchase, including the Company having raised by the Settlement Date net proceeds through one or more issuances of debt in the public or private capital markets, on terms reasonably satisfactory to the Company, sufficient to purchase all Notes validly tendered in the Offers (and not validly withdrawn) and accepted for purchase by the Company and to pay accrued and unpaid interest in respect thereof and all fees and expenses in connection with the Offers (the “Financing Condition”). The Company reserves the right, subject to applicable law, to waive any and all conditions to any Offer. If any of the conditions is not satisfied, the Company is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Notes, in each event subject to applicable laws, and may terminate or alter any or all of the Offers. The Offers are not conditioned on the tender of any aggregate minimum principal amount of Notes of any series (subject to minimum denomination requirements as set forth in the Offer to Purchase) and none of the Offers is conditioned on the consummation of any other Offer.

The Company has retained CIBC World Markets Inc. (“CIBC”), BMO Nesbitt Burns Inc. (“BMO”), RBC Dominion Securities Inc. (“RBC”), Scotia Capital Inc. (“Scotia”) and TD Securities Inc. (“TD”) to act as lead dealer managers (the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers or for copies of the Offer to Purchase should be directed to CIBC at 1-416-594-8515 (collect), BMO at 1-833-418-0762 (toll-free) or 1-416-359-6359 (collect), RBC at 1-877-381-2099 (toll-free) or 1-416-842-6311 (collect), Scotia at 1-416-863-7438 (collect) or TD at 1-866-584-2096 (toll-free) or 1-416-982-6451 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

Computershare Investor Services Inc. will act as the Tender Agent for the Offers.

If the Company terminates any Offer with respect to one or more series of Notes, it will give prompt notice to the Tender Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Notes blocked in CDS will be released.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that Holder to be able to participate in, or withdraw their instruction to participate in the Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and CDS for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

Offer and Distribution Restrictions

The Offers are being made solely pursuant to the Offer to Purchase. This news release does not constitute a solicitation of an offer to buy any securities in the United States. No Offer constitutes an offer or an invitation by, or on behalf of, TELUS or the Dealer Managers (i) to participate in the Offers in the United States; (ii) to, or for the account or benefit of, any “U.S. person” (as such term is defined in Regulation S of the U.S. Securities Act of 1933, as amended); or (iii) to participate in the Offers in any jurisdiction in which it is unlawful to make such an offer or solicitation in such jurisdiction, and such persons are not eligible to participate in or tender any securities pursuant to the Offers. No action has been or will be taken in the United States or any other jurisdiction that would permit the possession, circulation or distribution of this news release, the Offer to Purchase or any other offering material or advertisements in connection with the Offers to (i) any person in the United States; (ii) any U.S. person; (iii) anyone in any other jurisdiction in which such offer or solicitation is not authorized; or (iv) any person to whom it is unlawful to make such offer or solicitation. Accordingly, neither this news release, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from the United States or any such other jurisdiction (except in compliance with any applicable rules or regulations of such other jurisdiction). Tenders will not be accepted from any Holder located or resident in the United States.

In any jurisdiction in which the securities laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

This news release is for informational purposes only. This news release is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities of TELUS or any of its subsidiaries.

Forward-looking Statements

This news release contains statements about future events, including statements regarding the terms and timing for completion of the Offers, including the acceptance for purchase of any Notes validly tendered and the expected Expiration Date and Settlement Date thereof; and the satisfaction or waiver of certain conditions of the Offers. By their nature, forward-looking statements require us to make assumptions and predictions and are subject to inherent risks and uncertainties including risks associated with capital and debt markets. There is significant risk that the forward-looking statements will not prove to be accurate. Forward-looking statements are provided herein for the purpose of giving information about the proposed Offers. Readers are cautioned that such information may not be appropriate for other purposes. The Company’s obligation to complete an Offer with respect to a particular series of Notes validly tendered is conditioned on the satisfaction of conditions described in the Offer to Purchase, including the Financing Condition. Accordingly, there can be no assurance that repurchases of Notes under the Offers will occur at all or at the expected time indicated in this news release. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and the qualifications and risk factors as set out in our 2024 annual management’s discussion and analysis and in our third quarter 2025 management’s discussion and analysis and other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at sedarplus.ca) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law or the Offer to Purchase, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over C$20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing more than 160 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients. Guided by our enduring 'give where we live' philosophy, TELUS, our team members and retirees have contributed C$1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company. For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations
Robert Mitchell
ir@telus.com

Media Relations
Steve Beisswanger

Steve.Beisswanger@telus.com

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